UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Condensed consolidated income statement for the six months ended 30 June 2004
MANAGEMENT DISCUSSION AND ANALYSIS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT 2004

CHAIRMAN’S STATEMENT

The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2004.

The interim financial report has been reviewed by the Company’s Audit Committee and the auditors.

RESULTS

The Group’s turnover and consolidated net loss attributable to shareholders amounted to HK$130,623,000 (2003: HK$151,261,000) and HK$50,992,000 (2003: HK$162,743,000) respectively. Basic loss per share was HK12.34 cents (2003: HK39.45 cents).

INTERIM DIVIDEND

In view of the loss recorded for the first half of 2004 and in line with the need of the Group’s future development, the Board has resolved not to declare an interim dividend for the six months ended 30 June 2004 (2003: Nil).

Condensed consolidated income statement
for the six months ended 30 June 2004

		Six months ended 30 June
	Note	2004	2003
		HK$’000	HK$’000
		(Unaudited)	(Unaudited)
Turnover	2	130,623	151,261
Cost of services		(134,601)	(141,769)

		(3,978)	9,492
Other revenue		3,463	5,026
Administrative expenses		(39,569)	(31,584)
Impairment loss recognised in respect of property, plant and equipment	3	—	(92,438)

Loss from operations	2	(40,084)	(109,504)
Share of results of jointly controlled entities		(160)	(54,345)

Loss from ordinary activities before taxation		(40,244)	(163,849)
Income tax	4	(11,261)	622

Loss from ordinary activities after taxation		(51,505)	(163,227)
Minority interests		513	484

Loss attributable to shareholders		(50,992)	(162,743)

Loss per share	5
— Basic		(12.34 cents )	(39.45 cents )

— Diluted		(12.34 cents )	(39.45 cents )

Notes:

1	Principal accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2003.

2	Segmental reporting

The Group only has one business segment, namely the maintenance, operation and leasing transponder capacity of satellite telecommunication systems to customers.

The Group’s geographical segment analysis of turnover and contribution to loss from operations by location of customers, is as follows:

	Six months		Six months
	ended 30 June		ended 30 June
	2004	2003	2004	2003
			Contribution	Contribution
			to loss from	to loss from
	Turnover	Turnover	operations	operations
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	14,730	17,794	(448)	1,116
Other regions in the People’s Republic of China	95,506	112,116	(2,909)	7,036
Others	20,387	21,351	(621)	1,340

	130,623	151,261	(3,978)	9,492

Other revenue			3,463	5,026
Impairment loss on property, plant and equipment			—	(92,438)
Unallocated corporate expenses			(39,569)	(31,584)

Loss from operations			(40,084)	(109,504)

3	Impairment loss on property, plant and equipment

This represented an impairment loss of certain communication satellites recognised in 2003 as the recoverable amount of these assets was estimated to be less than their carrying amount.

4	Income tax in the condensed consolidated income statement

Taxation in the condensed consolidated income statement represents:

	Six months ended 30 June
	2004	2003
	HK$’000	HK$’000
Current tax — Provision for Hong Kong Profits Tax	—	4,918
Current tax — Overseas	8,207	10,072
Deferred tax	3,054	(15,612)

	11,261	(622)

Hong Kong Profits Tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Overseas tax includes the withholding tax paid or payable in respect of Group’s transponder capacity lease income derived from the customers which are located outside Hong Kong.

5	Loss per share

(a)	Basic loss per share

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$50,992,000 (2003: HK$162,743,000) and the weighted average of 413,265,000 ordinary shares (2003: 412,535,000 shares) in issue during the six months ended 30 June 2004.

(b)	Diluted loss per share

Diluted loss per share is the same as the basic loss per share as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2004 and 2003.

6	Contingent liabilities

(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder lease income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder lease income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864,000.

(ii)	The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 30 June 2004 amounted to HK$702,000,000 (at 31 December 2003: HK$702,000,000).

(iii)	The Hong Kong Profits Tax returns of a subsidiary of the Company for the years of assessment 1999/2000 and 2000/2001 are currently under dispute with the Hong Kong Inland Revenue Department (“IRD”). This subsidiary recognised a gain of HK$389,744,000 in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. This subsidiary has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax return. The non-taxable claim is under review by the IRD which has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR.

Having taken into consideration independent professional advice, the Company believes it has a reasonable likelihood of success in defending its position that the gain derived from the abovementioned transaction should be treated as non-taxable. Accordingly, no provision for additional taxation is required. In the event that the Company is unsuccessful in the capital gains claim, the estimated tax exposure is HK$56,000,000.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

The Group’s three in-orbit satellites, APSTAR I, APSTAR IA and APSTAR IIR, together with their corresponding telemetry, tracking and control systems, have been operating under normal condition. Owing to the transitional stage of APSTAR I and APSTAR IA, and the fact that the satellite transponder services market in Asia Pacific Region has remained highly competitive, the utilization rates of the Group’s satellites, APSTAR I, IA and IIR reported at 50.1%, 61.2%, and 100% respectively.

APSTAR V

APSTAR V, which is a replacement satellite for APSTAR I, was launched on 29 June 2004 by Sea Launch Limited Partnership (“Sea Launch”). The satellite has been successfully maneuvered in the geostationary orbital slot 138 degree East (the “Orbit Slot”) and the in-orbit test (“IOT”) was completed with an estimated mission life of 15.3 years. APSTAR V has commenced commercial operation on 13 August 2004 and all existing customers of APSTAR I have been migrated to APSTAR V smoothly. APT Group has also started transponder services to new customers who utilize APSTAR V capacities such as Singapore Telecommunications Limited and Hong Kong Cable Television Limited (“HK Cable TV”). To support APSTAR V operation, the newly built 13 metre C-band satellite antenna and 9 metre Ku-band satellite antenna also started their operations.

APSTAR V is a high power satellite with 38 C-band and 16 Ku-band transponders supplied by Space Systems/Loral Inc. (“SS/L”). The satellite was commissioned by APT Satellite Company Limited (“APT HK”), a wholly-owned subsidiary of the Group in January 2001. On 26 August 2003, APT HK entered into a Satellite Procurement Amendment Agreement, a Satellite Transponder Agreement and a Satellite Agreement (collectively the “Definitive Agreements”) with SS/L and Loral Orion such that APT HK would obtain an irrevocable leasehold interest (“leasehold interest”) for the transponder capacities of the satellite without further delayed due to export license difficulty. Pursuant to the Settlement Agreement and the Amended Launch Agreement entered with Loral Orion, SS/L and Sea Launch on 16 November 2003, Loral Orion has taken up in aggregate 17 transponders upon the completion of IOT of APSTAR V. Further, Loral Orion will take up 4 transponders each on the fourth and fifth anniversaries from the in-services date of APSTAR V subject to payments of installments under the Settlement Agreement. The total number of transponders of APSTAR V to be taken by Loral Orion and APT HK would be 25 and 29 respectively.

APSTAR V is a more versatile and powerful satellite compared to APSTAR I by providing a wider choices and greater flexibility for regional coverage to our customers, which further strengthens our superior and reliable satellite services. The Directors are confident that the commencement of APSTAR V will enhance the competitiveness of APT Group for its provisions of highly competitive satellite communication and broadcasting services and global connectivity to our customers for years to come.

APSTAR I, which has been operated since its launch in 1994, has ended its operation and is retired from the Orbit Slot upon the commencement of APSTAR V.

APSTAR VI

APSTAR VI, which is a high power satellite with 38 C-band and 12 Ku-band transponders constructed by Alcatel Space, is a replacement satellite for APSTAR IA that is due to expire around 2006/2007. The construction progress of the satellite has gone as planned to date. The AIT (Assembly, Integration and Test) Sequence is in progress in the first half of 2004. The satellite is scheduled to be delivered in the 4th quarter of 2004.

APSTAR VI will be launched on board Long March 3B launch vehicle around end of this year or early next year. So far, the implementation of the launch service has been smooth.

The construction and installation of the Telemetry, Tracking and Control System of APSTAR VI is also in progress as scheduled. APT Group has started to liaise the launch insurance for APSTAR VI to control the launch risk for the protection of the Group’s investment.

SATELLITE TV BROADCASTING PLATFORM

APT Satellite TV Development Limited (“APT TV”), a wholly-owned subsidiary of the Group successfully developed a satellite TV uplink and broadcasting services platform for the provision of broadcasting services under the satellite TV broadcasting licence of Hong Kong Special Administrative Region. APT TV has commenced TOM’s TV Channel — CETV on 1 January 2004. Further APT TV successfully commenced its TV uplink and broadcasting services for Sun TV on 1 July 2004. APT TV starts to provide TV uplink and broadcasting services for the DTH (Direct-To-Home) services of HK Cable TV and a Taiwanese satellite TV broadcaster in September 2004.

SATELLITE-BASED TELECOMMUNICATIONS SERVICES

APT Telecom Services Limited (“APTS”), a wholly-owned subsidiary of the Group has taken up the satellite-based external telecommunication services such as VSAT, wholesale voice services under the Fixed Carrier Licence since the completion of the reorganisation of APT Satellite Telecommunications Limited (“APT Telecom”) in October 2003 (the “Reorganisation”). APTS continues to provide VSAT, wholesales voice services, facilities management services and teleport uplink services. In January 2004, APTS commissioned a network for an Asian carrier for the provision of voice and speedy data platform via APSTAR System and teleport and internet routing facilities. In August 2004, APTS has established a cooperation network with a business partner to provide data network services in Asia Pacific based on DVB-IP (Digital Video Broadcast-Internet Protocol) technology. APTS has achieved the growth of two-way internet based services and teleport uplink services. Upon the commencement of the operation of APSTAR V, APTS can provide a comprehensive telecommunication solution to customers and continues to enlarge its customer base with its first class telecommunication facilities capability.

After the Reorganization, APT Telecom, which is a jointly controlled entity owned as to 55% by a wholly-owned subsidiary of the Group and 45% by SingaSat Private Limited, will only hold the property and assets located in the Telepark in Tai Po Industrial Estate to continue to support the Group’s telecommunications services and related facilities management services.

BUSINESS PROSPECTS

We saw the slow but steady growth of transponder services market in the Greater China region in the first half of 2004. We are of the view that the same trend will continue in the second half of this year and next year. We must therefore fully prepare ourselves for the forthcoming new business opportunities.

Though the transponder services market will still be highly competitive due to supply over demand situation, however, the commencement of commercial operation of APSTAR V will strongly boost the Group’s competitive edge in the market. The Group will fully explore its advantages to strive for business growth.

Development of APSTAR V and APSTAR VI

The Group will continue to closely monitor the initial operation of APSTAR V following the completion of IOT and completion of transferring of all the existing customers of APSTAR I to APSTAR V so as to ensure the quality and reliability of our services.

The Group will also continue to closely monitor the construction, delivery and launch of APSTAR VI for the smooth replacement of APSTAR IA. Similar to APSTAR V, launch insurance will be arranged for APSTAR VI so as to control the risks for the protection of the Group’s investment. The successful launch of APSTAR VI will symbolise the completion of the satellite replacement program of the Group.

FINANCIAL REVIEW

The Group continues to maintaining a prudent treasury policy with an aim of ensuring a sound financial position for accommodating the needs of committed satellite projects. The Group recorded a loss attributable to shareholders of HK$50,992,000 for the period ended 30 June 2004. The loss was due primarily to the weakening of demand for transponders in the Asia Pacific region and intense market competition continued to exert downward pressure on the transponder capacity utilization, leading to a further decrease in revenues. Turnover for the period ended 30 June 2004 was HK$130,623,000, a decrease of HK$20,638,000, as compared to the period ended 30 June 2003. APSTAR V has commenced commercial operation on 13 August 2004. The cost of construction in progress relating to APSTAR V would be transferred to assets.

During the period, the Group’s capital expenditure incurred for the construction, launching, launch insurance of APSTAR V and APSTAR VI together with other fixed assets amounted to HK$359,000,000 (30 June 2003: HK$506,000,000) that was paid by internally generated cash flow from operation. As at 30 June 2004, the aggregate amount drawn under the Bank Loan was HK$702,000,000 (US$90,000,000), and the remaining available balance of the Bank Loan amounted to HK$585,000,000 (US$75,000,000). Interest was computed at the London Inter-Bank Offering Rate plus a margin. The construction, launching and related equipment contracts relating to APSTAR V and APSTAR VI and their related insurance claims proceeds, all their present and future transponder capacity utilization agreements and certain bank accounts were pledged to secure Bank Loan by the Group.

As at 30 June 2004, the Group has approximately HK$241,000,000 (31 December 2003: HK$547,000,000) free cash and HK$112,000,000 (31 December 2003: HK$112,000,000) pledged deposit. The pledged deposit has been released after APSTAR V was launched. Together with cash flow generated from operations and the remaining available balance of the Bank Loan, the Group could cope with the needs to invest in future satellite and telecommunications projects for further business development.

As at 30 June 2004, the Group’s total liabilities were HK$1,036,000,000, a decrease of HK$11,000,000 as compared to 31 December 2003. During the period, as there was no drawdown from the Bank Loan, the Gearing ratio (total liabilities/total assets) remains unchanged and stood at 32% (31 December 2003: 32%). Certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$4,945,000 (31 December 2003: HK$5,004,000).

As at 30 June 2004, the Group’s total assets was HK$3,244,000,000 (31 December 2003: HK$3,305,000,000).

For the period ended 30 June 2004, the Group made no hedging arrangement in respect of exchange rate fluctuation as majority of its business transactions was settled in United States dollars. The Group would consider the fluctuation risk of the floating interest rate of loans and would take appropriate measure in due course to hedge against interest rate fluctuation.

As at 30 June 2004, the Group’s share of loss of jointly controlled entities was HK$160,000 (30 June 2003: HK$54,345,000). The decrease was due to no impairment loss on fixed assets recognized in this period. APT Telecom has recognized an impairment loss of HK$89,018,000 for the period ended 30 June 2003.

CONTINGENT LIABILITIES

Details of contingent liabilities of the Group are set out in note 6 to this announcement.

HUMAN RESOURCES

As at 30 June 2004, the Group had 156 employees. The Group remunerates its employees in accordance with their respective responsibilities and the current market trends. On 19 June 2001, the Company first granted the share options under the share option scheme adopted at the annual general meeting of 22 May 2001 (the “Scheme 2001”) to its employees including executive directors. In compliance with the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange Hong Kong Limited (the “Stock Exchange”), the Company adopted a new share option scheme (the “Scheme 2002”) which was passed at the annual general meeting of 22 May 2002. The share options granted on 19 June 2001 in accordance with the Scheme 2001 remain valid.

CORPORATE GOVERNANCE

The Group has established Disclosure Committee so as to strengthen the disclosure of the Group. The Group will also take appropriate measures to further improve the internal control of the Group.

The Group has also appointed one additional Independent Non-executive Director, who is a Certified Public Accountant. The Audit Committee of the Group has a total of three members, all of them are Independent Non-executive Directors and its Terms of Reference has been revised to comply with the latest requirements in the stock exchanges of Hong Kong and New York.

CONCLUSION

The economic environment is yet to be improved in the coming year owing to uncertainties in the Asia Pacific region. The second half of this year will still be challenging due to sluggish external economic environment and supply over demand situation in transponder capacities in the region. The competition in the satellite transponder services market will be increasingly intense. The revenue will still subject to price pressure.

The commencement of APSTAR V and the coming launch of APSTAR VI will help reinforce the Group’s competitive advantages in the satellite transponder services market. The Group will endeavor for business growth by leveraging its additional transponder capacities and developing new satellite broadcasting and telecommunications businesses.

The Group will continue to maintain a prudent treasury policy and will endeavor to enhance internal control and disclosure in an effort to further strengthen the corporate governance.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that the non-executive Directors of the Company are not appointed for specific terms but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-Laws of the Company.

AUDIT COMMITTEE

On 18 August 2004, Dr. Lui King Man was appointed as an independent non-executive director of the Company and a member of the audit committee of the Company (the “Audit Committee”).

The unaudited Interim Financial Report of the Group for the six months ended 30 June 2004 had been reviewed by the Audit Committee in the meeting on 30 August 2004. The Audit Committee comprises of three independent non-executive directors including Mr. Yuen Pak Yiu, Philip, Dr. Huan Guocang and Dr. Lui King Man.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The interim report of the Company for the six months ended 30 June 2004 containing information required by paragraph 46(1) to 46(6) of Appendix 16 of the Listing Rules prior to the amendments made on 31 March 2004, having regard to the transitional arrangements on the new financial information disclosure requirements issued by the Stock Exchange in its press release on 30 January 2004, will be published on the website of the Stock Exchange in due course.

APPRECIATION

On behalf of the Board, I would like to offer my sincere thanks to all our staff for their hardworking and commitment contributed to the Group.

Liu Ji Yuan Chairman

Dongguan, PRC, 8 September 2004

The Directors as at the date of this announcement are as follows:

Executive Directors:

Chen Zhaobin and Tong Xudong

Non-Executive Directors:

Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Tay Chek Khoon, Yin Yen-liang, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Lim Wee Seng (Alternate Director to Lim Toon and Tay Chek Khoon)

Independent Non-Executive Directors:

Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2004.
APT Satellite Holdings Limited

	By	/s/ Chen Zhaobin

Chen Zhaobin Executive Director and President